November 21, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	SlideBelts Inc.

Amendment to Offering Statement on Form 1-A

Filed November 2, 2018

File No. 024-10910

Dear Mr. Reynolds:

Thank you for your comments provided on November 19, 2018 regarding the Amendment to the Offering Statement of SlideBelts Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Notes to Financial Statements

Note 9: Recent Accounting Pronouncements, page F-39

1.	We note your response to comment 4 and understand that you will adopt ASC 606 in fiscal 2019. Considering that the applicable literature related to direct-response advertising in ASC 340-20 will be superseded upon adoption of ASC 606, please tell us how you have considered providing additional qualitative disclosures to assist investors in assessing the significance of the impact that this standard will have on your financial statements when adopted. These qualitative disclosures may include a description of the effects of the accounting policies that you expect to apply, if determined, and how they compare to your current accounting policies. In addition, to the extent that you have determined the quantitative impact that adoption of ASU 2014-09 is expected to have on your financial statements, please disclose such amounts.

The Company has included additional disclosure in the Offering Statement and has revised its financial statements to discuss the quantitative impact of the adoption of ASU 2014-09.

Thank you again for the opportunity to response to your questions to the Amendment to the Offering Statement of SlideBelts Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Brigham Taylor

SlideBelts Inc.

4818 Golden Foothill Pkwy

El Dorado Hills, CA 95762